Exhibit 2.1

Aptorum Group Limited

17 Hanover Square

London X0 W1S 1BN

May 28, 2024

YOOV Group Holding Limited

19/F Rykadan Capital Limited

135 Hoi Bun Road

Kwun Tong

Hong Kong

Re: Amendment to Merger Agreement

Dear Wong Ling Yan Philip:

Reference is made to that certain Agreement dated March 1, 2024, (the “Merger Agreement”) by and between YOOV Group Holding Limited (the “Company”) and Aptorum Group Limited (the “ListCo”), relating to a plan of merger and separation. References to capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Merger Agreement.

The ListCo and the Company now wish to extend the Merger Agreement term and, in connection therewith, the ListCo and the Company hereby agree to the following amendment to the Merger Agreement:

1.	The first sentence of Section 10.01(g) is hereby deleted and replaced as follows:

(g) by written notice from ListCo or the Company to the other, if the Closing shall not have been consummated on or prior to the Termination Date; for purposes of this Agreement, “Termination Date” means December 31, 2024; provided that, if, as of 11:59 p.m. (New York time) on the Termination Date, all conditions set forth in Section 9.01 to Section 9.03 (other than those conditions that by their terms or nature are to be satisfied at the Closing) have been satisfied or waived, other than the conditions set forth in Section 9.01(d), provided that (A) ListCo shall not have the right to terminate this Agreement pursuant to Section 10.01(e) if ListCo or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 9.01 or Section 9.03 to be satisfied, and (B) the Company shall not have the right to terminate this Agreement pursuant to Section 10.01(f) if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 9.01(a) or Section 9.02 to be satisfied.

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All other terms of the Merger Agreement not modified hereby remain in full force and effect. Capitalized terms used and not defined herein will have the meanings ascribed to them in the Merger Agreement.

Very truly yours,

Aptorum Group Limited.

By:	/s/ Ian Huen
Name:	Ian Huen
Title:	CEO

AGREED AND ACCEPTED TO:

YOOV Group Holding Limited

By:	/s/ Wong Ling Yan Philip
Name:	Wong Ling Yan Philip
Title:	Chief Executive Officer